Free writing prospectus dated July 8, 2025

Filed pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated July 16, 2025

Registration No. 333-286203

B U U U G r o u p L i m i t e d (Proposed Nasdaq symbol: BUUU)

See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. Important Notices and Disclaimers Forward - Looking Statements Oﬀering Summary Company Overview Market Overview Investment Highlights Financial Highlights Our Strategy Appendix Contacts 03 04 06 07 12 14 19 23 27 31

IMPORTANT NOTICES AND DISCLAIMERS • This free writing prospectus relates to the proposed public offering of Class A ordinary shares (the “Class A Ordinary Shares”) of BUUU Group Limited (“we”, “us”, or “our”) and should be read together with the Registration Statement, as amended (File No . 333 - 286203 )(the “Registration Statement”) we filed with the U . S . Securities and exchange commission (the “SEC”) for the offering to which this communications relates and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 2047273 / 000121390025054589 /ea 0221100 - 07 . htm • The Registration Statement has not yet become effective . Before you invest, you should read the prospectus in the registration statement (including the risk factor described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . Sec . Gov . • Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Dominari Securities LLC at info@dominarisecurities . com . • This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with us or our affiliates . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation . See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

燒 ‧ 燒 ‧ 燒 ‧ F O R W A R D - L O O K I N G S T A T E M E N T S 燒 ‧ 燒 ‧ 燒 ‧ • This prospectus contains forward - looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management . All state - ments other than statements of historical fact may be forward - looking statements . Forward - looking statements are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” and similar expressions or their negative . • Forward - looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved . Forward - looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events . These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward - looking statements . • When evaluating forward - looking statements, you should consider the risk factors and other cautionary statements described in the section titled “risk factors . ” We believe the expectations reflected in the forward - looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct . Forward - looking statements should not be unduly relied upon . See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

燒 ‧ 燒 ‧ 燒 ‧ F O R W A R D - L O O K I N G S T A T E M E N T S 燒 ‧ 燒 ‧ 燒 ‧ • Important factors that could cause actual results or events to differ materially from those expressed in forward - looking statements include, but are not limited to : our business and operating strategies and plans of operation; the amount and nature of, and potential for, future development of our business; our Company’s dividend distribution plans; the regulatory environment as well as the general industry outlook for the industry in which we operate; future developments in the industry in which we operate; and the trend of the economy of Hong Kong and the world in general. • These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward - looking statements . Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward - looking statements . Our future results will depend upon various other risks and uncertainties, including those described in the section titled “Risk Factors . ” All forward - looking statements attributable to us are qualified in their entirety by this cautionary statement . Forward - looking statements speak only as of the date hereof . We undertake no obligation to update or revise any forward - looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise . See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

BUUU Group Limited Issuer Class A Ordinary Shares Securities Nasdaq: BUUU Ticker 10,000,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares Pre - Offering Shares Outstanding 1,500,000 Class A Ordinary Shares (1,725,000 Class A Ordinary Shares if the underwriters exercise over - allotment option in full) Number of Shares Offered 11,500,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares (11,725,000 Class A Ordinary Shares if the underwriters exercise over - allotment option in full) Post - Offering Shares Outstanding $4 - $6 Proposed Offering Price per Share $ 7 , 500 , 000 (base upon an assumed initial public offering price of $ 5 per Ordinary Share, which is the midpoint of the offering price range )(or approximately $ 8 , 625 , 000 assuming the underwriters exercise the over - allotment option in full) Gross Proceeds • 25% for enhancing brand recognition and strengthening marketing initiatives; • 25% for expanding service offerings and broadening market reach; • 20% for integrating advanced technologies into our events; • 20% for expansion into the U.S. and Southeast Asia; and • 10% for funding other general corporate purposes Use of Proceeds* Dominari Securities LLC, Pacific Century Securities, LLC, Revere Securities LLC Underwriters OFFERING SUMMARY See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

C O M P A N Y See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. O V E R V I E W

OUR MISSION Our mission is to be a leading provider of comprehensive meetings, incentives, conferences and exhibitions (“MICE”) solutions, delivering exceptional event management and stage production. We are committed to exceeding our clients’ expectations by crafting innovative, high - quality experiences that meet their unique speciﬁcations and drive their success. See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

OUR BUSINESS Our Group is committed to addressing the varied needs of our clients, spanning across two core areas : (i) event management and (ii) stage production . Through the continue effort of our management, our total revenue increased from US $ 3 , 538 , 973 for the ﬁscal year ended June 30 , 2023 to US $ 5 , 812 , 204 for the year ended June 30 , 2024 . We conduct our business through our operating subsidiaries based in Hong Kong : BU Workshop Limited • founded on September 13 , 2019 • directly manages the entire production process, from stage management and technical direction to the fabrication and installation of set elements See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. BU Creation Limited • founded on May 11, 2017 • directly engages in design and planning, project management, and on - site supervision

OUR BUSINESS

Event management services

BU Creation excels in event management as creative planners and meticulous executors.
We curate a wide range of events: cultural, artistic, recreational, and corporate promotions.



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HKIA COMMUNITY
FAMILY SPORTS AND FUN DAY 2023
香港國際機場同業家庭運動同樂日



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Collaborative Approach

We work closely with clients to bring their visions to life.

From concept to execution, we ensure every detail aligns with client objectives, delivering captivating experiences.

Notable Collaborations

Partnered with event production houses for remarkable events in Hong Kong:

- S2O Songkran Music Festival
- Spartan Race Hong Kong
- Grade 10 Asia Card Show

Core Services

BU Creation focuses on:

- Design and Planning
- Project Management
- On-Site Supervision

Revenue Impact

Event management services contribute significantly to our revenue:

77.9% (Dec 2024)
77.5% (Dec 2023)
80.5% (June 2024)
72.2% (June 2023)

See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

OUR BUSINESS Stage production services BU Workshop excels in creating immersive experiences through stage production. We coordinate with suppliers to integrate advanced lighting, audio, visual systems, stage elements, and venue decorations . Impactful Environments Our goal is to engage audiences and leave a lasting impression, enhancing the overall impact of events. Comprehensive Production Management BU Workshop oversees the entire production process, including: • Stage Management • Technical Direction • Fabrication and Installation of Set Elements Revenue Contribution Stage production services account for a signiﬁcant portion of our revenue: 22.1% (Dec 2024) 22.5% (Dec 2023) 19.5% (June 2024) 27.8% (June 2023) See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

M A R K E T See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. O V E R V I E W

The Meetings, Incentives, Conferences, and Exhibitions (MICE) Industry in Hong Kong The Hong Kong Tourism Board (HKTB) reported that the city hosted 125 large exhibitions in 2023, a 30% increase from 2022, attracting over 1.3 million overseas visitors and reinforcing Hong Kong's status as a top MICE destination. In the first half of 2024 , the HKTB secured over 60 major MICE events in sectors like aviation, education, and finance, reflecting strategic efforts to boost high - value business tourism . Additionally, the Hong Kong government allocated HK$200 million (about US$25.5 million) in its 2023 - 24 budget to support the HKTB, enhancing the city's competitiveness for international events. These initiatives underscore Hong Kong's commitment to being a leading hub for conferences and exhibitions. The Hong Kong MICE market is set for growth, fueled by its strategic location, government support, and increased technological integration. Key trends include hybrid event formats that blend in - person and virtual experiences for greater engagement. Advanced technologies like AR and VR are anticipated to enhance customization and create immersive attendee experiences. According to GIH, the global MICE market is projected to reach around USD 1.78 trillion by 2030, with a CAGR of 7.5%. Hong Kong is expected to capture a significant portion of this growth due to its advantages, world - class facilities, and ongoing investment in digital and transport infrastructure. See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. I N V E S T M E N T H I G H L I G H T S

OUR COMPETITIVE STRENGTHS Experienced and capable leadership: Our leadership team is essential to our success, combining extensive industry experience. Chairperson Ms. Nana Chan has 8 years in the MICE sector, while CEO Mr. Wai Kwong Poon offers 20 years of leadership. They guide strategic development and decision - making, ensuring our competitiveness in emerging markets. Comprehensive, one - stop MICE solutions: We provide comprehensive MICE solutions that elevate our clients' brands through exceptional events. Our expert team manages everything from planning to execution, including venue selection and attendee registration. With advanced production capabilities and in - house designers, we create impactful brand identities and foster meaningful audience engagement, consistently exceeding client expectations.

OUR COMPETITIVE STRENGTHS Innovative and skilled in - house design team: Our in - house design team excels in creativity and execution, tailoring projects to each client's needs and brand guidelines. They enhance output quality, optimize production timelines, and manage resources effectively. Their innovative approach and attention to detail ensure we consistently deliver high - quality, visually captivating materials that exceed client expectations. Stable relationships with a diversified customer base: By leveraging our strong reputation and proactive customer management, we've built a diverse client base, including public institutions and major brands. Our extensive network and dedicated teams foster long - lasting relationships. For the six months ending December 31, 2024 and 2023, and the years ending June 30, 2023 and 2024, our top ﬁve customers represented 63.9%, 75.5%, 69.4%, and 67.9% of total revenue. These connections provide valuable insights into client needs, enhancing our ability to deliver impactful solutions.

燒 ‧ 燒 ‧ 燒 ‧ M A N A G E M E N T T E A M 燒 ‧ 燒 ‧ 燒 ‧ Ms. Nana CHAN Chairperson Over 8 years of experience in the MICE industry Holds higher diploma of 3D (Spatial) Design interior architecture from Caritas Bianchi College of Careers in 2005 • • Mr. Wai Kwong POON Chief Executive Officer More than 20 years of experience in the MICE industry in Hong Kong Completed a Communication Design Diploma Course from Hong Kong Designfirst • • Ms. Hoi Yiu TSANG Chief Financial Officer See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. Member of the Hong Kong Institute of Certified Public Accountants • Mr. Chun Kit YU Board Secretary More than 10 years of experience in accounting, finance, and company secretarial roles for companies listed in Hong Kong and the US Member of the Hong Kong Institute of Certified Public Accountants • •

燒 ‧ 燒 ‧ 燒 ‧ I N D E P E N D E N T D I R E C T O R S N O M I N E E S 燒 ‧ 燒 ‧ 燒 ‧ Mr. Chun Kit, TSUI Over 20 years of experience in audit, accounting and finance Holds a Bachelor degree in Accountancy from Hong Kong Polytechnic University in 2000 and a Master degree in Professional Accountancy from University of London in 2018 Fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants • • • Mr. Ho Wa, CHA Over 6 years of experience in the legal industry Admitted as a solicitor of the High Court of Hong Kong Holds Bachelor of Arts from the Chinese University of Hong Kong Holds Bachelor degree of Juris Doctor and a Postgraduate Certificate in Laws from the Chinese University of Hong Kong • • • • Mr. Pak Lun Patrick, AU Over 10 years of experience in audit, accounting and finance Holds Master’s degree of Corporate Governance from the Hong Kong P olytechnic University A member of Hong Kong Institute of Certified Public Accountants, the Institute of Chartered Accountants in England and Wales, the Hong Kong Chartered Governance Institute and the Chartered Governance Institute of Chartered Governance Professional • • • See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. F I N A N C I A L H I G H L I G H T S

REVENUE STREAM • Our group’s revenue is derived from event management services and stage production services. • Our diverse clientele includes public institutions, marketing and public relations ﬁrms, real estate corporations, and a number of established brands . This broad customer base reﬂects our ability to de - liver customized solutions that meet the high standards of various sectors . • For the ﬁscal year ending June 30 , 2024 , our revenue rose signiﬁcantly, primarily from event management services, which saw larger project sizes and higher average fees . We also experienced growth in stage production services revenue, driven by similar factors . • For the six months ending December 31 , 2024 , our revenue slightly decreased due to the local economic downturn, affecting client budgets and leading to event cancellations . Despite this, new clients and festival events helped offset some of the impact, while revenue from stage production services also declined for similar reasons . See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. COST OF REVENUE • Our cost of revenue primarily includes purchase costs for transportation, equipment, supplies, furniture, materials, and consumables, as well as labor and subcontracting costs for our event and exhibition projects . • For the ﬁscal year ending June 30 , 2024 , our cost of revenues increased signiﬁcantly due to larger projects in the entertainment and sports sectors, higher labor costs from expanding our workforce, and greater subcontracting expenses for additional resources . Overall, the cost increase was proportionately smaller than the rise in revenue, as ﬁxed costs did not scale with revenue growth . • For the six months ending December 31 , 2024 , our cost of revenues decreased mainly due to lower purchase costs from fewer large projects, reduced labor expenses from a smaller headcount, and a slight rise in subcontracting costs driven by inﬂation . Overall, the cost decrease outpaced the revenue decline, as last year's complex projects required higher expenditures .

• For the ﬁscal year ending June 30, 2024, our net income saw signiﬁcant growth primarily because we took on larger projects and charged higher average fees. • For the six months ending December 31, 2024, our net income declined primarily due to the non - capitalized audit expenses associated with the IPO project. • For the ﬁscal year ending June 30 , 2024 , our general administrative expenses increased mainly due to : i) higher staff costs from salary increases and additional hires, reﬂecting our growth, and ii) increased entertainment and travel expenses for marketing, which have successfully helped us attract new clients and secure event projects . • For the six months ended December 31 , 2024 , our general administrative expenses rose signiﬁcantly, primarily due to the non - capitalized audit expenses associated with the IPO project . SELECTED FINANCIALS See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

O U R S T R A T E G Y See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

OUR GROWTH STRATEGIES Enhancing brand recognition and strengthening marketing initiatives We are committed to enhancing our marketing to elevate our brand and market share in the MICE industry . Our strategy includes targeted promotions and participation in industry events to attract new customers and strengthen our leadership . We also plan to acquire established event intellectual properties to boost brand credibility and support long - term growth in the evolving MICE landscape . Expanding service offerings and broadening market reach To enhance our service capabilities, we plan to pursue strategic acquisitions of upstream suppliers that complement our strengths and support geographic expansion . While we haven't identiﬁed speciﬁc targets, we are interested in IT companies, stage equipment providers, and media ﬁrms . This approach reﬂects our commitment to innovation in the MICE industry, enabling us to deliver exceptional value to our customers and ensure long - term success . See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

OUR GROWTH STRATEGIES Expansion into the U . S . and Southeast Asia We plan to expand into the U . S . and Southeast Asia to tap into new market opportunities . In the U . S . , we'll establish a presence in cities like New York, focusing on event management partnerships . In Southeast Asia, we'll open regional ofﬁces to provide culturally relevant MICE solutions . This expansion reﬂects our commitment to growth and innovation, although we currently lack a speciﬁc timeline . Integrating advanced technologies into our events Our growth strategy focuses on integrating advanced technologies like live streaming, augmented reality (AR), and virtual reality (VR) to create immersive event experiences . While in - person events are crucial, virtual and hybrid formats allow us to reach a broader audience . By customizing experiences in real time, we enhance our offerings and solidify our position in the MICE industry . This meets the rising demand for tech innovations, driving attendance and satisfaction . We plan to acquire these technologies from third - party vendors in early 2026 , with estimated costs around US $ 1 million . See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

USE OF PROCEEDS • Approximately 25% for enhancing brand recognition and strengthening marketing initiatives; • Approximately 25% for expanding service oﬀerings and broadening market reach; • Approximately 20% for integrating advanced technologies into our events; • Approximately 20% for expansion into the U.S. and Southeast Asia; and • The balance, approximately 10%, to fund other general corporate purposes. See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

A P P E N D I X See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

CORPORATE STRUCTURE (1) As of the date of this prospectus, there are four (4) shareholders of record that have shareholding less than 5%. (2) BUUU Group Limited is a holding company with no operation of its own. The ordinary shares offered in this prospectus are those of BUUU Group Limited. (3) BUUU Group Limited conducts all its operation through its operating subsidiaries, BU Creation Limited and BU Workshop Limited, both incorporated under the laws of Hong Kong. See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.

Summarized ﬁnancial statements See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. For the year ended June 30, 2023 For the year ended June 30, 2024 US$ 3,538,973 5,812,204 Revenue (2,830,655) (4,311,964) Costs of revenue 708,318 1,500,240 Gross profit Operating expenses (342,678) (471,550) General administrative expenses 365,640 1,028,690 Profit from operations 21,685 4,938 Other income, net (25,510) (24,624) Finance costs 361,815 1,009,004 Income before income tax (31,283) (128,787) Provision for income tax expenses 330,532 880,217 Net Income

Summarized ﬁnancial statements See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss. For the six months ended December 31, 2023 For the six months ended December 31, 2024 US$ 2,926,578 2,868,494 Revenue (2,210,424) (2,120,486) Costs of revenue 716,154 748,008 Gross profit Operating expenses (220,831) (519,272) General administrative expenses 495,323 228,736 Profit from operations 957 1,077 Other income, net (12,766) (10,279) Finance costs 483,514 219,534 Income before income tax (48,060) (58,965) Provision for income tax expenses 435,454 160,569 Net Income

THANK Y OU 熐煿 BUUU Group Limited Flat B, 16/F, Ford Glory Plaza, 37 Wing Hong Street, Cheung Sha Wan, Kowloon Hong Kong +852 3705 5244 Underwriter: Dominari Securities LLC * 725 5th Ave, 23 rd Floor New York, NY 10022 Email: info@dominarisecurities.com Revere Securities LLC 560 Lexington Avenue - 16 th Floor New York, NY 10022 Email: syndicate@reveresecurities.com Pacific Century Securities, LLC 60 - 20 Woodside Avenue Ste 211 Queens, NY 11377 Email: project@pcsecurities.us *Leading Underwriter See the Registration Statement for future risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, liquid and there is a risk of loss.